STOCK OPTIONS GRANTED

PORT HUENEME, CA, (November 1, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or the “Company”) (OTCQB: SBOTF) (TSX-V: KLH) announces the grant of incentive stock options to directors, officers, and a consultant to purchase an aggregate of 495,000 common shares in the capital of the Company, exercisable at a price of US $1.83 per share for a period of seven years. The options are granted in accordance with the Company’s Share Option Plan and will vest in stages over a period of 18 months, with one-third vesting immediately and one-third vesting each 12 and 18 months following the date of grant. This will bring the total number of options outstanding to 6,463,868 with 1,366,133 remaining available for grant under the Plan.

The grant of stock options is subject to approval by the TSX Venture Exchange.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contacts:

•

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

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Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (646) 593-7140
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.